March 5, 2025

Leonard M. Tannenbaum
Filing Person
Sunrise Realty Trust, Inc.
525 Okeechobee Blvd., Suite 1650
West Palm Beach, FL, 33401

         Re: Sunrise Realty Trust, Inc.
             Schedule 13D filed December 26, 2024 by Leonard M. Tannenbaum File No. 005-94657
Dear Leonard M. Tannenbaum:

       We have conducted a limited review of the above-captioned filing and have the following comments.

        Please respond to this letter by amending the filing or by providing the requested information. If you do not believe our comments apply to your facts and circumstances or that an amendment is appropriate, please advise us why in a response letter.

       After reviewing any amendment to the filing and any information provided in response to these comments, we may have additional comments.

Schedule 13D filed December 26, 2024
General

1.       We note that the event reported as requiring the filing of the
Schedule 13D was July 9,
         2024. Rule 13d-1(a) of Regulation 13D-G requires the filing of a
Schedule 13D within
         five business days after the date beneficial ownership of more than five percent of a class of equity securities specified in Rule 13d-1(i)(1) was acquired. Based on the July
         9, 2024, event date, the Schedule 13D submitted on December 26, 2024, was not timely filed. Please advise us why the Schedule 13D was not filed within the required five business days after the date of the acquisition.
Item 5

2. We noticed securities have been purchased between the deadline for timely filing the
         Schedule 13D and the actual filing of the Schedule 13D. While the disclosure under Item 3, referred to in the response to Item 5(c), references "various market purchases" and their price ranges, compliance with Item 5(c) of
Schedule 13D and the
 March 5, 2025
Page 2

       Instruction thereto requires the beneficial owner to "describe," at a minimum, the following: "(1) The identity of the person covered by Item 5(c) who effected the transaction; (2) the date of transaction; (3) the amount of securities involved; (4) the price per share or unit; and (5) where and how the transaction was effected." Please revise to specify the required information for each relevant transaction, or advise.
        We remind you that the filing person is responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. Please direct any questions to Laura McKenzie at 202-551-4568 or Nicholas Panos at
202-551-3266.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Mergers
& Acquisitions